SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13E-3
(Rule 13e-3)
RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
One Earth Energy, LLC
(Name of Issuer)
One Earth Energy, LLC
(Name of Person(s) Filing Statement)
LLC Membership Units
(Title of Class of Securities)
Not Applicable
(CUSIP Number of Class of Securities)
Catherine C. Cownie
Brown, Winick, Graves, Gross, Baskerville and Schoenebaum, PLC
666 Grand Avenue, Suite 2000
Des Moines, Iowa 50309
(515) 242-2400
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)
This statement is filed in connection with (check appropriate box):
a.	☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☑ None of the above.
     Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies. ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,105,000	$78.79

*
For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $1,105,000 by the Issuer, if the maximum number of units (200) are purchased in the offer to purchase for cash. The aggregate cash payment is equal to the product of a price of $5,525 per unit price.

**	Determined by multiplying $1,105,000 by .0000713.
☐
Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

Introduction
     This Schedule 13e-3 relates to an offer to purchase for cash by One Earth Energy, LLC, an Illinois limited liability company (“One Earth” or the “Company”), to purchase up to 200 units of its common equity, at a price of $5,525 per unit, net to the seller in cash, without interest. One Earth’s offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 29, 2010 and the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitutes the offer.
Item 1. Summary Term Sheet. The information set forth in the Offer to Purchase under the caption “Summary” is incorporated herein by reference.
Item 2. Subject Company Information.
(a) Name and Address. The issuer of the securities to which this Schedule 13e-3 relates is One Earth Energy, LLC, and the address of its principal executive office, and its mailing address, is 202 N. Jordan Drive, Gibson City, IL 60936 and the phone number is (217) 784-5321.
(b) Securities. This Schedule 13e-3 relates to the offer by the Company to purchase up to 200 units (or such lesser number of units as are properly tendered) of its common equity, 13,781 of which units were outstanding as of November 29, 2010.
(c) Trading Market and Price. The information set forth in “Section 8, Price Range of Units; Distributions” of the Offer to Purchase is incorporated herein by reference.
(d) Dividends. The information set forth in “Section 8, Price Range of Units; Distributions” of the Offer to Purchase is incorporated herein by reference.
(e) Prior Public Offerings. There have been no underwritten public offerings of the subject securities during the past three years.

(f) Prior Stock Purchases. The information set forth in Section 9, “Information Concerning the Company -Recent Unit Repurchases” is incorporated herein by reference.
Item 3. Identity And Background Of Filing Person.
(a) Name and Address. The Filing Person for which this Schedule 13e-3 relates is the Company. For information regarding the Company, see Item 2(a) above, which is incorporated herein by reference. Further, the information set forth in Schedule I to the Offer to Purchase regarding the Company’s directors, executive officers and holders of 5% or more of the Company’s common equity is incorporated herein by reference.
(b) Business and Background of Entities. The Company was formed in Illinois in 2005. The Company is in the business of ethanol production. The Company conducts its business from its plant near Gibson City, Illinois.
     The Company has not been convicted of any criminal act during the past five years. Further, the Company has not been party to any judicial or administrative proceeding during the last five years that resulted in a judgment, order or final decree enjoining the Company from any future violations of, or prohibiting activities subject to, any federal or state securities laws. Further, the information set forth in the Offer to Purchase under the caption “Section 9, Information Concerning the Company” is incorporated herein by reference.
(c) Business and Background of Natural Persons. The information set forth in Schedule I to the Offer to Purchase regarding the Company’s directors, executive officers and holders of 5% or more of the Company’s common stock is incorporated herein by reference.
Item 4. Terms Of The Transaction.
(a) Material Terms. The information set forth in “Summary,” “Section 1, Special Factors,” “Section 10, Source and Amount of Funds,” “Section 9, Information Concerning the Company,” and “Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Units” of the Offer to Purchase is incorporated herein by reference.
(c) Different Terms. The information set forth in the Disclosure Document under the captions “Summary,” “Section 1 - Effects of the Offering—Effect on Affiliated and Non-Affiliated Unitholder Proportionate Interests,” is incorporated herein by reference.
(d) Appraisal Rights. The holders are not entitled to appraisal rights.
(e) Provisions for Unaffiliated Security Holders. No provisions have been made to grant unaffiliated security holders access to the corporate files of the filing person, other than the access rights granted to all members under the Company’s governing documents, or to obtain counsel or appraisal services at the expense of the Company.
(f) Eligibility for Listing or Trading. Not applicable. The consideration offered to security holders is cash.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(a) Transactions. The information set forth in Schedule I to the Offer to Purchase is incorporated herein by reference.
(b) Significant Corporate Events. None.
(c) Negotiations or Contacts. None.

(e) Agreements Involving the Company’s Securities. The information set forth in Schedule I to the Offer to Purchase is incorporated herein by reference. The information set forth in “Section 9, Information Concerning the Company” and “Section 11, Interests of Directors and Executive Officers; Transactions and Arrangement Concerning Units” of the Offer to Purchase is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
(b) Use of Securities Acquired. The information set forth in “Section 1, Special Factors” of the Offer to Purchase is incorporated herein by reference.
(c) Plans. The information set forth in “Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares” of the Offer to Purchase is incorporated herein by reference.
Item 7. Purposes, Alternatives, Reasons and Effects.
(a) Purposes. The information set forth in “Section 1, Special Factors” to the Offer to Purchase is incorporated herein by reference.
(b) Alternatives. The information set forth in “Section 1, Special Factors” to the Offer to Purchase is incorporated herein by reference.
(c) Reasons. The information set forth in “Section 1, Special Factors” to the Offer to Purchase is incorporated herein by reference.
(d) Effects. The information set forth in “Section 1, Special Factors,” “Section 9, Information Concerning the Company” and “Section 13, Federal Income Tax Consequences” to the Offer to Purchase is incorporated herein by reference.
Item 8. Fairness of the Transaction.
(a) Fairness. The information set forth in “Section 1, Special Factors” to the Offer to Purchase is incorporated herein by reference.
(b) Factors Considered in Determining Fairness. The information set forth in “Section 1, Special Factors” to the Offer to Purchase is incorporated herein by reference.
(c) Approval of Security Holders. Not applicable.
(d) Unaffiliated Representative. The information set forth in “Section 1, Special Factors” to the Offer to Purchase is incorporated herein by reference.
(e) Approval of Directors. The information set forth in “Section 1, Special Factors” to the Offer to Purchase is incorporated herein by reference.
(f) Other Offers. Not applicable.
Item 9. Reports, Opinions, Appraisals and Negotiations.
(a) Report, Opinion or Appraisal. The information set forth in “Section 1, Special Factors” to the Offer to Purchase is incorporated hereby by reference.
(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in “Section 1, Special Factors” to the Offer to Purchase is incorporated herein by reference.

(c) Availability of Documents. Not applicable.
Item 10. Source and Amounts of Funds or Other Consideration.
a) Source of Funds. The information set forth in “Section 10, Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.
(b) Conditions. There are no conditions to the financing discussed in response to paragraph (a) of this Item 10. There are no alternative financing arrangements or alternative financing plans.
(c) Expenses. The information set forth in “Section 15, Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.
(d) Borrowed Funds. No part of the funds required for the offer is expected to be borrowed.
Item 11. Interest in Securities of the Subject Company.
(a) Securities Ownership. The information set forth in Schedule I to the Offer to Purchase is incorporated herein by reference.
(b) Securities Transactions. The information set forth in “Section 9, Information Concerning the Company” to the Offer to Purchase is incorporated herein by reference.
Item 12. The Solicitation or Recommendation.
(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in “Section 1, Special Factors” to the Offer to Purchase is incorporated herein by reference.
(e) Recommendation to Others. The information set forth in “Section 1, Special Factors” to the Offer to Purchase is incorporated herein by reference.
Item 13. Financial Statements.
(a) Financial Statements. The information set forth in (1) the section entitled “Item 8. Financial Statements and Supplementary Data” on pages F-1 to F-14 of the Company’s annual report on Form 10-K for the year ended December 31, 2009 and (2) the section entitled “Item 1. Financial Statements” on pages 3 to 13 of One Earth’s quarterly report on Form 10-Q for the quarter ended September 30, 2010 is incorporated by reference into this Item 13(a). Copies of the annual report and quarterly report, excluding exhibits, may be obtained free of charge upon request to the Company and may be inspected and copied free of charge at the Company’s principal executive offices. Copies of exhibits are available for a nominal fee. The information set forth in the Offer to Purchase under the caption “Section 9, Information Concerning the Company” is incorporated herein by reference.
(b) Pro Forma Information. The information set forth in “Section 9, Information Concerning the Company” to the Offer to Purchase is incorporated herein by reference.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or Recommendations. The information set forth in “Summary” and “Section 15, Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.
(b) Employees and Corporate Assets. The information set forth in “Summary” and “Section 15, Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 15. Additional Information.
(b) Other Material Information. Not applicable.
Item 16. Exhibits.
(a)(1)	The Offer to Purchase dated November 29, 2010 (filed herewith).

(a)(2)	The Letter of Transmittal dated November 29, 2010 (filed herewith).

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.
SIGNATURE
After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

One Earth Energy, LLC
/s/ Steve Kelly
	Name:	Steve Kelly
Dated: November 29, 2010	Title:	Chief Executive Officer